UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Jasper Therapeutics, Inc.

(Name of Issuer)

Voting Common Stock, par value $0.0001 per share

(Title of Class of Securities)

471871103

(CUSIP Number)

Adam Morgan

Velan Capital Investment Management LP

1055b Powers Place

Alpharetta, Georgia 30009

(646) 844-0030

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 471871103

1	NAME OF REPORTING PERSON

Velan Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,385,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,385,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,385,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 471871103

1	NAME OF REPORTING PERSON

Velan Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,385,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,385,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,385,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 471871103

1	NAME OF REPORTING PERSON

Avego Healthcare Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,834,036
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,834,036
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,834,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 471871103

1	NAME OF REPORTING PERSON

Avego Healthcare Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,834,036
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,834,036
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,834,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 471871103

1	NAME OF REPORTING PERSON

Avego Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,834,036
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,834,036
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,834,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 471871103

1	NAME OF REPORTING PERSON

Velan Capital Investment Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,219,036
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,219,036
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,219,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 471871103

1	NAME OF REPORTING PERSON

Velan Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,219,036
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,219,036
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,219,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 471871103

1	NAME OF REPORTING PERSON

Adam Morgan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,219,036
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,219,036
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,219,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 471871103

1	NAME OF REPORTING PERSON

Balaji Venkataraman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,219,036
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,219,036
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,219,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 471871103

1	NAME OF REPORTING PERSON

Vishal Kapoor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		80,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

80,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 471871103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Voting Common Stock, par value $0.0001 per share (the “Shares”), of Jasper Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2200 Bridge Pkwy, Suite #102, Redwood City, California 94065.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Velan Capital Master Fund LP, an exempted limited partnership organized under the laws of the Cayman Islands (“Velan Master”), with respect to the Shares directly and beneficially owned by it;
(ii)	Velan Capital Holdings LLC, a Delaware limited liability company (“Velan GP”), as the general partner of Velan Master;
(iii)	Avego Healthcare Capital, L.P., a Delaware limited partnership (“Avego Fund”), with respect to the Shares directly and beneficially owned by it;
(iv)	Avego Healthcare Capital Holdings, LLC, a Delaware limited liability company (“Avego GP”), as the general partner of Avego Fund;
(v)	Avego Management, LLC, a Delaware limited liability company (“Avego Management”), as the co-investment manager of Avego Fund;
(vi)	Velan Capital Investment Management LP, a Delaware limited partnership (“Velan Capital”), as the investment manager of Velan Master and co-investment manager of Avego Fund;
(vii)	Velan Capital Management LLC, a Delaware limited liability company (“Velan IM GP”), as the general partner of Velan Capital;
(viii)	Adam Morgan, as a Managing Member of each of Velan GP and Velan IM GP;
(ix)	Balaji Venkataraman, as the Managing Member of each of Avego GP and Avego Management and a Managing Member of each of Velan GP and Velan IM GP; and
(x)	Vishal Kapoor.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 1055b Powers Place, Alpharetta, Georgia 30009.

12

CUSIP No. 471871103

(c)       The principal business of Velan Master is investing in securities. The principal business of Velan GP is serving as the general partner of Velan Master. The principal business of Avego Fund is investing in securities. The principal business of Avego GP is serving as the general partner of Avego Fund. The principal business of Avego Management is serving as a multi-strategy investment firm specializing in healthcare and as the co-investment manager of Avego Fund. The principal business of Velan Capital is serving as the investment manager of Velan Master and co-investment manager of Avego Fund. The principal business of Velan IM GP is serving as the general partner of Velan Capital. Mr. Morgan is the Chief Investment Officer of Velan Capital and serves as a Managing Member of each of Velan GP and Velan IM GP. Mr. Venkataraman is an investor in the specialty pharmaceutical industry and serves as the Managing Member of each of Avego GP and Avego Management and a Managing Member of each of Velan GP and Velan IM GP. Mr. Kapoor is a partner at Avego Management and also serves on the Board of Directors of the Issuer (the “Board”).

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Avego Fund, Avego GP, Avego Management, Velan GP, Velan Capital and Velan IM GP are organized under the laws of the State of Delaware. Velan Master is organized under the laws of the Cayman Islands. Messrs. Morgan, Venkataraman and Kapoor are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned directly by Velan Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 8,385,000 Shares beneficially owned by Velan Master is approximately $15,850,000, including brokerage commissions.

The Shares beneficially owned directly by Avego Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) or may be issuable pursuant to that certain Business Combination Agreement between the Issuer and Amplitude Healthcare Acquisition Corporation (“Amplitude”), dated May 5, 2021 (the “Business Combination Agreement”). Of the 2,834,036 Shares beneficially owned directly by Avego Fund, (i) 2,453,281 of such Shares have an aggregate purchase price of approximately $21,512,500, including brokerage commissions, and (ii) 380,755 of such Shares may vest and be issuable pursuant to the Business Combination Agreement if the Shares achieve certain hurdles (“Earnout Shares”), as further explained in Item 6 below.

Of the 80,500 Shares beneficially owned directly by Mr. Kapoor, (i) 43,750 Shares were granted to him in connection with the closing of the Business Combination Agreement in relation to his position as President of Amplitude at the time and (ii) 36,750 of such Shares represent Earnout Shares that may vest and be issuable pursuant to the Business Combination Agreement if the Shares achieve certain hurdles, as further explained in Item 6 below.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

13

CUSIP No. 471871103

Except in Mr. Kapoor’s capacity as a director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein; however, the Reporting Persons, at any time and from time to time, may review, reconsider and change their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 109,321,864 Shares outstanding as of January 27, 2023, which is the total number of Shares outstanding following the closing of the Issuer’s public offering (including the underwriters’ full exercise of an option to purchase 9,000,000 additional Shares), as disclosed in the Issuer’s Prospectus on Form 424B5 filed with the Securities and Exchange Commission on January 25, 2023 and the Issuer’s Current Report on Form 8-K filed on January 27, 2023, plus the Shares underlying the Earnout Shares that may be received by the Reporting Persons, as applicable.

As of the date hereof, Velan Master directly beneficially owns 8,385,000 Shares, constituting approximately 7.7% of the Shares outstanding. Velan GP, as the general partner of Velan Master, may be deemed to beneficially own the 8,385,000 Shares owned by Velan Master, constituting approximately 7.7% of the Shares outstanding.

As of the date hereof, Avego Fund directly beneficially owns 2,834,036 Shares, including 380,755 Shares underlying certain Earnout Shares, constituting approximately 2.6% of the Shares outstanding. Avego GP, as the general partner of Avego Fund, may be deemed to beneficially own the 2,834,036 Shares beneficially owned by Avego Fund, constituting approximately 2.6% of the Shares outstanding. Avego Management, as the co-investment manager of Avego Fund, may be deemed to beneficially own the 2,834,036 Shares beneficially owned by Avego Fund, constituting approximately 2.6% of the Shares outstanding.

Velan Capital, as the investment manager of Velan Master and co-investment manager of Avego Fund, may be deemed to beneficially own the 11,219,036 Shares beneficially owned in the aggregate by Velan Master and Avego Fund, constituting approximately 10.2% of the Shares outstanding. Velan IM GP, as the general partner of Velan Capital, may be deemed to beneficially own the 11,219,036 Shares beneficially owned in the aggregate by Velan Master and Avego Fund, constituting approximately 10.2% of the Shares outstanding. Mr. Morgan, as a Managing Member of each of Velan GP and Velan IM GP, may be deemed to beneficially own the 11,219,036 Shares beneficially owned in the aggregate by Velan Master and Avego Fund, constituting approximately 10.2% of the Shares outstanding. Mr. Venkataraman, as the Managing Member of each of Avego GP and Avego Management and a Managing Member of each of Velan GP and Velan IM GP, may be deemed to beneficially own the 11,219,036 Shares beneficially owned in the aggregate by Velan Master and Avego Fund, constituting approximately 10.2% of the Shares outstanding.

As of the date hereof, Mr. Kapoor directly beneficially owns 80,500 Shares, including 36,750 Shares underlying certain Earnout Shares, constituting less than 1% of the outstanding Shares.

14

CUSIP No. 471871103

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       Each of Velan Master, Velan GP, Velan Capital, Velan IM GP and Messrs. Morgan and Venkataraman may be deemed to share the power to vote and dispose of the Shares owned by Velan Master.

Each of Avego Fund, Avego GP, Avego Management, Velan Capital, Velan IM GP and Messrs. Morgan and Venkataraman may be deemed to share the power to vote and dispose of the Shares owned by Avego Fund.

Mr. Kapoor has the sole power to vote and dispose of the Shares owned by him.

(c)       Except as otherwise set forth herein, there have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days. On January 25, 2023, an affiliate of Velan Master, of which Velan Master is the successor entity as part of an organizational restructuring, purchased 8,000,000 Shares at a price of $1.50 per Share in the Issuer’s underwritten public offering. On February 16, 2023, Mr. Kapoor was awarded 109,383 stock options in his capacity as a director of the Issuer, as further explained in Item 6 below.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 27, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On February 16, 2023, Mr. Kapoor was awarded 109,383 stock options in his capacity as a director of the Issuer. The stock options have an exercise price of $1.83 per Share and 1/3rd of such options vest on the first anniversary of the grant date, 1/3rd of such options vest on the second anniversary of the grant date and 1/3rd of such options vest on the third anniversary of the grant date, subject to Mr. Kapoor’s continued service on the Board through each applicable vesting date.

The Earnout Shares owned by Avego Fund vest to the extent that the Shares achieve certain hurdles as follows: (i) 90,656 Earnout Shares will vest if, during the period from and after September 24, 2021 until September 24, 2024 (the “Earnout Period”), over any twenty trading days within any thirty day consecutive trading day period, the volume-weighted average price of the Shares (the “Applicable VWAP”) is greater than or equal to $11.50, (ii) 181,312 Earnout Shares will vest if, during the Earnout Period, the Applicable VWAP is greater than or equal to $15.00 and (iii) 108,787 Earnout Shares will vest if, during the Earnout Period, the Applicable VWAP is greater than or equal to $18.00. Any Earnout Shares that remain unvested as of the expiration of the Earnout Period (and the related portion of dividends and earnings thereon) shall be forfeited.

15

CUSIP No. 471871103

The Earnout Shares owned by Mr. Kapoor vest to the extent that the Shares achieve certain hurdles as follows: (i) 8,750 Earnout Shares will vest if, during the Earnout Period, the Applicable VWAP is greater than or equal to $11.50, (ii) 17,500 Earnout Shares will vest if, during the Earnout Period, the Applicable VWAP is greater than or equal to $15.00 and (iii) 10,500 Earnout Shares will vest if, during the Earnout Period, the Applicable VWAP is greater than or equal to $18.00. Any Earnout Shares that remain unvested as of the expiration of the Earnout Period (and the related portion of dividends and earnings thereon) shall be forfeited.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated February 27, 2023.

16

CUSIP No. 471871103

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2023

Velan Capital Master Fund LP

By:	Velan Capital Holdings LLC General Partner

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Velan Capital Holdings LLC

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Velan Capital Investment Management LP

By:	Velan Capital Management LLC General Partner

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Velan Capital Management LLC

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Avego Healthcare Capital, L.P.

By:	Avego Healthcare Capital Holdings, LLC General Partner

By:	/s/ Balaji Venkataraman
	Name:	Balaji Venkataraman
	Title:	Managing Member

17

CUSIP No. 471871103

Avego Healthcare Capital Holdings, LLC

By:	/s/ Balaji Venkataraman
	Name:	Balaji Venkataraman
	Title:	Managing Member

Avego Management, LLC

By:	/s/ Balaji Venkataraman
	Name:	Balaji Venkataraman
	Title:	Managing Member

/s/ Adam Morgan
Adam Morgan

/s/ Balaji Venkataraman
Balaji Venkataraman

/s/ Vishal Kapoor
Vishal Kapoor

18